FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 First Quarter 2007 Results

Buenos Aires, May 9, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the first quarter ended March 31, 2007.

* Net income for 2007 first quarter was P$182 million. This result was attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2007 quarter was P$243 million. Net income for 2006 first quarter was P$365 million.

*  Sales for 2007 first quarter were similar to those reported in 2006 first quarter. As from April 1, 2006, pursuant to the terms and conditions of the memorandums of understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. consolidation of the results of the operations on a line by line basis was discontinued, and such results being shown in net terms under Equity in Earnings of Affiliates. The 2006 quarter sales reflect P$312 million attributable to consolidation of operations in Venezuela. Without consolidation, sales rose 12.2% mainly due to increased oil, gas, refined products and petrochemicals sales volumes and, to a lesser extent, the rise in the prices of gas, electricity and certain petrochemicals.

*  Operating income for 2007 quarter totaled P$439 million. Operating income for 2006 quarter was P$766 million, P$190 million of which are attributable to operating income from operations in Venezuela.

*  The Company’s shareholders equity increased 3% in 2007 quarter to P$6,405 million as of March 31, 2007.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Since as of the date of 2007 first quarter financial statements the relevant accounting data of mixed companies in Venezuela as of March 31, 2007 was not available, the Company did not recognize any results for such shareholdings.

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial income (expense) and holding gains (losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2007 first quarter net sales decreased P$225 million to P$1,024 million. Net sales for 2006 quarter reflect P$312 million attributable to consolidation of operations in Venezuela. Without consolidation, net sales rose P$87 million mainly as a result of increased oil and gas sales volumes and improved gas prices.

Crude oil sales volumes increased 10.4% to 128.9 thousand barrels of oil equivalent in 2007 quarter excluding sales volumes in Venezuela in 2006 quarter.

Crude oil sales increased 6.4% to P$868 million in 2007 quarter as a consequence of the 11.9% rise in sales volumes, partially offset by a 4.9% decline in average prices in line with international reference prices. The increase in sales volumes mainly derives from reduced sales in the same period of previous year as a consequence of the rise in stock levels due to the postponement of crude oil shipments and the stocking of crude oil in order to supply San Lorenzo Refinery once all capacity expansion works have been completed.

Gas sales increased 28.4% to P$152 million in 2007 quarter as a consequence of the combined effect of the 18.5% rise in average prices and the 8.4% increase in sales volumes. Gas sales prices significantly rose in Argentina mainly due to higher export prices, and higher prices to industrial consumers and, to a lesser extent, in Bolivia due to the increase in fuel oil price which is included in the formula for calculation of the sales price. The increase in gas sales volumes in Argentina was mainly attributable to the start-up of production in El Mangrullo field at the Neuquén Basin and increased production in Santa Cruz I field at the Austral Basin.

* Gross profit for this business segment decreased P$211 million to P$ 5 25 million in 2007 quarter .. Excluding operations in Venezuela, gross profit declined P$18 million or 3.3%. The respective margin on sales declined to 51.3% in 2007 quarter from 59% in 2006 quarter. The lifting cost increased 26% to P$15.2 per barrel of oil equivalent mainly due to the rise in costs in Argentina as a consequence of higher inflation rates, the rise in fees for contractors’ and Company’s own personnel and in general the increase in fees for oil services.

Refining

*  Operating income for the Refining and Distribution segment totaled P$96 million and P$99 million losses in 2007 and 2006 quarters, respectively. During 2007 quarter the business operating margins slightly recovered due to the 8% decline in crude oil costs and the increase in refined products international reference prices mainly reflected in higher prices for products not subject to the anti-inflationary price control measures implemented in Argentina.

*  Net sales for refined products rose 15.9% to P$1,224 million in 2007 quarter, mainly due to increased sales volumes, specially diesel oil, gasoline, reformer plant byproducts and VGO and, to a lesser extent, a slight increase in sales prices.

Crude oil volumes processed during 2007 increased 16.8% to 75.4 thousand barrels per day as a consequence of the overall revamping at San Lorenzo Refinery at the end of 2006.

Gasoline sales volumes increased 17.6% in 2007 quarter, due to increased sales to the domestic market as a result of a higher demand. Diesel oil sales volumes rose 12.3% in 2007 quarter, mainly due to an increased demand in the domestic market as a result of a higher level of economic activity in the country and the applicable regulations which require to increase sales volumes in the domestic market.

Products not subject to government measures to control inflation reflected an average price increase of 3%, particularly aromatics and paraffins, benzene and export gasoline.

Petrochemicals

* Net sales rose 21% to P$582 million in 2007 quarter, mainly due to increased sales volumes and, to a lesser extent, improved sales prices.

Styrenics sales in Argentina increased 16.5% to P$269 million, due to the combined effect of a 7.6% rise in sales volumes and a 7.8% improvement in prices. Revamping works were performed at the styrene plant in 2006 which allowed to increase production capacity from 110 to 160 thousand tons per year. In this context, styrene sales rose 11.4% in 2007 quarter compared to 2006 quarter, driven by higher styrene and propane-propylene domestic sales, higher ethylbenzene volumes sold to Innova and increased rubber exports to the Brazilian market.

Styrenics sales in Brazil increased 21.9% to P$328 million in 2007 quarter, due to the combined effect of a 16.8% improvement in prices and a 9.1% increase in sales volumes. The increase in sales volumes is mainly attributable to a 17.6% rise in styrene due to the market growth, competitors’ shortage of supply and the incorporation of new clients.

The improvement in prices both in Argentina and Brazil is attributable to the increase in international reference prices.

Fertilizer sales rose 43.2% to P$53 million in 2007 quarter, mainly due to a 61.2% increase in sales volumes as a result of a higher demand driven by the rise in international prices for grains.

Hydrocarbon Marketing and Transportation

Breakdown of operating income excluding proportional consolidation of CIESA is as follows:

* Sales revenues increased 23.6% to P$220 million in 2007 quarter, mainly due to the rise in gas sales prices and volumes.

Sales revenues from gas produced by the Company increased 57% to P$132 million in 2007 quarter, mainly due to a 43% increase in sales prices as a result of higher export prices attributable to contract renegotiation and the rise in international reference prices. Sales volumes rose 10% due to the increase in the Company’s own production in the Neuquén basin.

Liquid fuels sales revenues totaled P$76 million in 2007 quarter. Sales volumes rose 10.3% in 2007 quarter, mainly due to higher production at Cerri Complex, owned by TGS. In addition, sales prices declined 6.5% as a result of lower international reference prices.

Sales revenues from gas and LPG brokerage services totaled P$12 million and P$20 million in 2007 and 2006 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

* Net sales of electricity generation increased 14.3% to P$128 million in 2007 quarter, mainly due to a 24.8% improvement in energy average sales prices. This increase is mainly attributable to the 6% rise in demand, which resulted in energy deliveries by less efficient thermal machines. Net sales attributable to Genelba Power Plant increased P$16 million to P$110 million in 2007 quarter, primarily due to a 24.9% rise in the average sales price to P$82.6 per MWh in 2007 quarter. Energy delivered fell 5.9% to 1,332 GWh in 2007 quarter, in line with the decline in the plant factor and availability factor which averaged 94% and 100% in 2007 and 2006 quarters, respectively.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex totaled P$18 million in both quarters as a result of a 21.3% decline in generation volumes and a rise in energy sales prices. During 2007, energy delivered declined to 214 GWh from 272 GWh in 2006, primarily due to maintenance works.

* Gross profit for the generation business declined P$7 million to P$47 million in 2007 quarter, due to the combined effect of higher generation costs in line with the increase in gas prices and increased energy purchases to meet the commitments assumed as a result of lower generation volumes in 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/09/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney